Exhibit 99.1

EMPOWER CLINICS INC.

National Instrument 51-102, Section 4.9
NOTICE OF CHANGE IN CORPORATE STRUCTURE

1.      Parties to the Transaction

(i)        Empower Clinics Inc. (formerly Adira Energy Ltd.) (the “Company”)

(ii)       SMAART Holdings Inc. (“SMAART”)

(iii)      1149770 B.C. LTD. (“114 BC”)

2.      Description of the Transaction

The Company completed a transaction to acquire the assets of SMAART that constituted a reverse take-over of the Company (the “Transaction”). Pursuant to the Transaction, 114 BC amalgamated with SMAART to form a wholly owned subsidiary of the Company. In return, all of the issued and outstanding securities of the SMAART were exchanged for equivalent securities, including common shares in the capital of the Company (the “Common Shares”) on a one for one basis. In connection with the Transaction, the Company also changed its name to “Empower Clinics Inc.” and underwent a 6.726254 to one share consolidation.

Upon closing of the Transaction, the Company changed its name to “Empower Clinics Inc.” The Common Shares also commenced trading on the Canadian Securities Exchange (the “CSE”) under the new symbol “EPW”.

3.      Effective Date of the Transaction

The Company filed articles of amendment to change its name and consolidate its shares on April 19, 2018. The Transaction was completed on April 23, 2018, and the Common Shares subsequently commenced trading on the CSE on April 30, 2018.

4.      Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

The Company remains a reporting issuer in British Columbia, Alberta and Ontario and is the continuing entity. SMAART and 114 BC, the parties that amalgamated to form Empower Healthcare Corporation, a wholly owned subsidiary of the Company, were not previously reporting issuers.

Dated at Seattle, Washington, this 22nd day of June, 2018.

EMPOWER CLINICS INC.

Per: /s/ Craig Snyder

Craig Snyder

President and Chief Executive Officer